

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 11, 2008

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

    **Re: Standard Motor Products, Inc.
              Form 10-K for the Year Ended December 31, 2006
              File No. 001-04743**

Dear Mr. Burke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant